UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

•	This disclosure is the amendment of the previous filing regarding the provisional earnings of 2nd quarter 2021 which was disclosed on July 12, 2021.

•	The amended parts are marked in blue color as shown in the table below.

•

The below earnings information is composed based on K-IFRS (Korean International Financial Reporting Standards) and the independent auditors’ review is not finished. Therefore, the earnings information may change in the review process.

1. Provisional Earnings in Consolidated Financial Statements Basis

(In hundred millions of KRW)

		Q2 2021	Q1 2021	Changes over Q1 2021(%)	Q2 2020	Changes over Q2 2020(%)
Revenue	Current	182,925	160,687	13.84%	137,216	33.31%
	Cumulative	343,612	160,687	—	282,674	21.56%
Operating Profit	Current	22,006	15,524	41.75%	1,677	1,212.22%
	Cumulative	37,530	15,524	—	8,730	329.90%

2. Provisional Earnings in Separate Financial Statements Basis

(In hundred millions of KRW)

		Q2 2021	Q1 2021	Changes over Q1 2021(%)	Q2 2020	Changes over Q2 2020(%)
Revenue	Current	92,774	78,004	18.93%	58,848	57.65%
	Cumulative	170,778	78,004	—	128,547	32.85%
Operating Profit	Current	16,081	10,729	49.88%	-1,085	Turn to profit
	Cumulative	26,810	10,729	—	3,496	666.88%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: July 23, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Head of Finance Office